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                            July 21, 2021

       Stephen Brady
       Chief Executive Officer
       Tempest Therapeutics, Inc.
       7000 Shoreline Court, Suite 275
       South San Francisco, California, 94080

                                                        Re: Tempest
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 16, 2021
                                                            File No. 333-257990

       Dear Mr. Brady:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Asher Rubin